Exhibit 2.2

AMENDMENT TO STOCK PURCHASE AGREEMENT

THIS AMENDMENT TO STOCK PURCHASE AGREEMENT (this “Amendment”), dated as of this 11th day of February, 2005, is by and among MTC Technologies, Inc., an Ohio corporation (the “Buyer”), and Dr. Paul Hsu and Majes Hsu, husband and wife (each a “Shareholder”, together, the “Shareholders”).

RECITALS

A. The Shareholders and the Buyer entered into that certain Stock Purchase Agreement, dated December 27, 2004, (the “Stock Purchase Agreement”);

B. Unless otherwise defined in this Amendment, all capitalized terms used in this Amendment shall have the meanings set forth in the Stock Purchase Agreement;

C. Pursuant to the terms of the Stock Purchase Agreement, the Shareholders agreed to sell to the Buyer, and the Buyer agreed to purchase from the Shareholders, all of the Shares, subject to the terms and conditions set forth in the Stock Purchase Agreement; and

D. The Shareholders and the Buyer wish to enter into this Amendment, pursuant to which some of the terms of the Stock Purchase Agreement are modified.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Except as specifically modified pursuant to the terms of this Amendment, the terms of the Stock Purchase Agreement remain unchanged.

2. Section 2.2(a) of the Stock Purchase Agreement is hereby revised to read as follows:

(a) As consideration for the purchase of the Shares, the Buyer shall pay to the Shareholders the sum of Seventy Million Dollars ($70,000,000), subject to adjustment as provided in Section 2.2(a)(i), Section 2.2(b), and Section 2.2(e) (the “Purchase Price”). The Purchase Price shall be paid as follows:

(i) Sixty-Eight Million Dollars ($68,000,000), less the amount of all Indebtedness (computed in accordance with pay-off letters obtained from the obligees thereunder, if applicable) and other items reflected on Schedule 2.2(a) attached hereto, shall be paid to the Shareholders and the holders of such Indebtedness in accordance with such payoff letters at the Closing by wire transfer of immediately available funds (“Cash Payment”) to an account designated in writing by the recipient thereof, in accordance with Schedule 2.2(a)(i), attached hereto; and

(ii) Two Million Dollars ($2,000,000) (“Escrow Amount”) shall be deposited at Closing with National City Bank as escrow agent (“Escrow Agent”), and shall be held in an interest-bearing escrow account (“Escrow Account”) for the benefit of the Shareholders in accordance with an Escrow Agreement among the Buyer, the Shareholders, and the Escrow Agent in substantially the form set forth as Exhibit B (the “Escrow Agreement”).

3. Sections 2.2(b) and (c) are unchanged. Section 2.2(d) is added to the Stock Purchase Agreement. It reads as follows:

(d) Earnout Payments. For the year ending December 31, 2005 (the “Earnout Period”), the Buyer shall pay or cause to be paid to the Shareholders an amount to be calculated in accordance with the provisions of this Section 2.2(d).

(i) Determination of Revenue. Promptly following the conclusion of the Company’s annual year-end audit for calendar year 2005, (but no later than April 1, 2006), the Buyer will deliver to the Shareholders an income statement of the Company for such year, prepared in accordance with GAAP, and a schedule (the “Revenue Schedule”) setting forth the Revenue of the Company for the Earnout Period. The income statement and Revenue Schedule shall be accompanied by certifications from the Company’s Chief Financial Officer and the Buyer’s Chief Financial Officer, in each case attesting that the income statement and the Revenue Schedule were prepared as required by this Agreement.

(ii) Review of Revenue. The Shareholders shall have sixty (60) days after receiving the income statement and the Revenue Schedule to review and notify the Buyer of their approval or disapproval of same. The Shareholder Representative and the Shareholders’ accountants shall have reasonable access during normal business hours to the working papers of the Buyer and the Buyer’s independent accountants that are related to the income statement and the Revenue Schedule, in accordance with, and adhering to, the reasonable policies and procedures of the Buyer’s independent accountants for such requests, as well as such other information to the extent reasonably required to complete their timely review of the income statement and the Revenue Schedule. If the Shareholders fail to notify the Buyer of their approval or disapproval thereof within such 60-day period, they shall be deemed to have approved the Revenue Schedule as the final Revenue Schedule for that year. If the Shareholder Representative notifies the Buyer in writing of the Shareholders’ disapproval of all or any portion of the income statement and the Revenue Schedule within such 60-day period, and such notice specifies the disputed item or items, then such matter shall be deemed to be a Dispute, which shall be resolved in accordance with the procedures set forth in Section 8.14 of the Agreement. Shareholders shall maintain the confidentiality of all information received during their review of the Revenue Schedule, and this obligation shall survive the Closing.

(iii) Calculation of Earnout. Upon the determination of the final Revenue Schedule for the Earnout Period (in accordance with the procedures set forth above), the Buyer shall pay or cause to be paid to the Shareholders fifty percent (50%) of the amount by which the Revenue of the Company for the Earnout Period, as reflected upon the final Revenue Schedule, exceeds Fifty Million Dollars ($50,000,000), up to a maximum of Sixty Million Dollars ($60,000,000). If the Revenue of the Company for the Earnout Period does not exceed

Fifty Million Dollars ($50,000,000), then no payment to the Shareholders will be due hereunder. If the Revenue of the Company for the Earnout Period exceeds Sixty Million Dollars ($60,000,000), then the payment to the Shareholders shall equal Five Million Dollars ($5,000,000). Any payment made to the Shareholders pursuant to this Section 2.2(d) shall be made within five (5) business days after determination of the final Revenue Schedule.

(iv) Payment of Earnout. The additional amounts owing to the Shareholders, pursuant to the provisions of this Section 2.2(d) are collectively referred to as the “Earnout Payments” and the Buyer will pay amounts owing to the Shareholders under this Section 2.2(d) by means of wire transfer of immediately available funds to accounts that are designated in writing by the Shareholders not later than the Revenue Payment due date.

(v) Separate Subsidiary. During the Earnout Period, the Buyer shall: (A) maintain financial records to account for the operations of the Company as if it were a subsidiary of the Buyer and (B) include in such financial records the revenue from all projects and contracts required to be referred to the Company pursuant to Section 2.2(e)(xi). The Buyer shall use such financial records to calculate the Company’s Revenue. In calculating the Company’s Revenue (and any resulting Earnout Payments), the Buyer shall include any revenues generated by the Company and any revenues generated by the Buyer or the Buyer’s Affiliates that result primarily from the use of the Company’s Intellectual Property, know-how, expertise, products and/or services that the Company offers or provides to the Company’s customers, the Buyer, or the Buyer’s Affiliates, and which are distinct from the know-how, expertise, products and/or services otherwise offered or provided by Buyer or Buyer’s Affiliates, including but not limited to licenses or subscriptions to the AVCOM software.

4. Section 2.2(e) is added to the Stock Purchase Agreement. It reads as follows:

(e) Post-Closing Covenants. From and after the Closing and through the Earnout Period, the Buyer shall:

(i) maintain all books and records of the Company relating to the Company’s business in the Ordinary Course of Business and maintain financial records to account for the operations of the Company as if it were a subsidiary of the Buyer as provided in Section 2.2(d)(v);

(ii) cause the Company to operate the Company’s business only in the Ordinary Course of Business;

(iii) report quarterly to the Shareholders concerning the status of the Company’s business, operations, and finances;

(iv) make no material changes in operations, management personnel, or otherwise in the business of the Company without prior consultation with the Shareholder Representative;

(v) maintain the Tangible Personal Property in the same condition as of the Closing, ordinary wear and tear excepted, and in such state that complies with all applicable Laws and is consistent with the requirements of the normal conduct of the Company’s business;

(vi) keep in full force and effect, and otherwise maintain and protect all Company Intellectual Property used in the Ordinary Course of Business;

(vii) cause the Company to remain in material compliance with all Laws (including but not limited to the Federal Acquisition Regulations);

(viii) cause the Company not to take any action for the purpose of adversely affecting the amount of any Earnout Payments;

(ix) refer (or cause to be referred) to the Company all projects and contracts, or portions thereof, of the Buyer and its Affiliates that primarily use the Company’s specialized expertise distinct from the expertise of Buyer or Buyer’s Affiliates or from the Company’s Intellectual Property;

(x) permit the Shareholder Representative, from time to time, to consult with, and obtain relevant information from, the officers of the Company concerning the operations of the Company and the Shareholders’ right to any Earnout Payment through contact with Michael Gearhardt, CFO.

The obligations under the Earnout Payments provisions shall survive any (i) sale, transfer, assignment, or other disposition of (directly or indirectly) any assets of the Company, (ii) sale of voting control or a majority of stock in the Company, or (iii) merger of the Company with another Person.

The obligation of the Buyer to make any Earnout Payment pursuant to this Agreement shall not be affected by the death or disability of Shareholders.

5. The first sentence of Section 2.3 of the Stock Purchase Agreement shall be revised by replacing “January 31, 2005” with “February 11, 2005”.

6. Section 9. l(f) of the Stock Purchase Agreement shall be revised by replacing “January 31, 2005” with “February 11, 2005”.

7. Section 9.1(g) of the Stock Purchase Agreement shall be revised by replacing “January 31, 2005” with “February 11, 2005”.

[Signatures on next page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

THE BUYER:

MTC Technologies, Inc., an Ohio corporation

By:	/s/ Michael Gearhardt
	Name:	Michael Gearhardt
	Title:	Sr. V.P. and CFO

SHAREHOLDERS:

/s/ Dr. Paul Hsu
Dr. Paul Hsu, Shareholder

/s/ Majes Hsu
Majes Hsu, Shareholder